

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

Via E-mail
Stephen Turner
Chief Executive Officer
Protea Biosciences Group, Inc.
955 Hartman Run Road
Morgantown, West Virginia 26507

   Re: Protea Biosciences Group, Inc.
      Registration Statement on Form S-1
      Filed January 13, 2014
      File No. 333-193331

Dear Mr. Turner:

  We have limited our review of your registration statement to those issues we have addressed in our comments.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 54

1. Please update your registration statement to provide 2013 executive compensation information.

Signatures, page 102

2. Please amend your signature page to include the signature of your Principal Accounting Officer.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Stephen Turner
Protea Biosciences Group, Inc.
January 24, 2014
Page 2

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        David N. Feldman
        Partner
        Richardson & Patel LLP
        The Chrysler Building
        405 Lexington Avenue, 49th Floor
        New York, New York 10174